ENDO NETWORKS, INC.

2624 Dunwin Drive, Unit #3

Mississauga, Ontario, Canada L5l 3T5

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

October 19, 2006

This Information Statement is being furnished to holders of record of the common stock, $.001 par value per share, of Endo Networks, Inc., a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by our stockholders is required in response to this Information Statement.  Proxies are not being solicited.

References throughout this information statement to “we”, “us” and “our” are to Endo Networks.

INTRODUCTION

We anticipate that following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 promulgated under the Exchange Act or the date of mailing of this Information Statement to our stockholders, the transactions contemplated by the Share Exchange Agreement discussed below under “Change of Control” will be completed.  At that time:

•

Pursuant to a Share Exchange Agreement among Hangson Limited, a business company incorporated under the laws of the British Virgin Islands (“Hangson”) and the shareholders of Hangson (“Hangson Shareholders”) on the one hand, and us, Peter B. Day, Dean T. Hiebert and Charles Smith on the other hand, Hangson will become our wholly-owned subsidiary;

•

In connection with the Share Exchange, Hangson’s Shareholders will transfer and deliver to us all of their Hangson stock in exchange for newly issued shares of Endo Networks common stock such that, immediately following the Closing of the Share Exchange, Hangson’s Shareholders will collectively hold shares representing 85% of our outstanding shares at the time of Closing; and

•

In connection with the Share Exchange, Peter B. Day will resign as our President, CEO and sole director.  Baowen Ren, Wenjie Zhang, and Peng Zhou will be appointed as our directors, effective upon the expiration of the 10-day period. Further, Baowen Ren will be appointed as our CEO and President, and Caixia Peng will be appointed as our CFO.

Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Share Exchange Agreement, there will be a change in control of the Company at the expiration of the 10-day period ..

As of October 18, 2006, we had 2,711,473 shares of common stock issued and outstanding which comprises the only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held.  Each share of common stock is entitled to one vote.

Please read this Information Statement carefully.  It describes the terms of the Share Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after the Share Exchange closes.

CHANGE OF CONTROL

On October 18 , 2006, we entered into a definitive Share Exchange Agreement to acquire Hangson by acquiring all of the outstanding common stock of Hangson in exchange for newly-issued stock to Hangson’s shareholders.  Once the Share Exchange closes, Hangson will become our wholly owned subsidiary and Hangson’s Shareholders will own the majority of our voting stock. To accomplish the Share Exchange, we will issue an aggregate of 26,000,000 shares of our common stock in exchange for all of the issued and outstanding capital stock of Hangson.  The shares will be issued pursuant to a claim of exemption under Section 4(2) of the Securities Act of 1933, as amended, for issuances not involving a public offering.

Pursuant to the terms of the Share Exchange Agreement, Peter B. Day, our President, CEO and sole director agreed to voluntarily cancel 715,500 of the 915,500 shares of our common stock that he owns; three of our other shareholders also agreed to voluntarily cancel a total of 438,850 shares of our common stock that they own.  After the cancellations, we will have a total of 1,557,123 shares of common stock outstanding, plus an additional 669,600 shares issued pursuant to certain anti-dilution provisions contained in agreements we have with two of our consultants.  After the Share Exchange, we will have 28,226,723 shares of common stock outstanding; Hangson’s shareholders will own approximately 85% of our common stock and Viking Partners, Inc., a finder to the Share Exchange transaction will own approximately 7% of our common stock, with the balance of our common stock to be held by those who held our shares prior to the Share Exchange.  Therefore, the closing of the Share Exchange will cause a change in control.

The Closing is subject to customary closing conditions, including that our Board of Directors approve the Share Exchange Agreement and that Hangson’s officers and directors are appointed as our officers and directors. Baowen Ren, Wenjie Zhang, and Peng Zhou will be appointed as our directors effective upon the expiration of the 10-day period; and Baowen Ren will be appointed as our CEO and President, and Caixia Peng will be appointed as our CFO.  Peter B. Day, our President, CEO and sole director will resign simultaneously with the appointment of Hangson’s officers and directors.

In addition to a range of standard closing conditions set forth in the Agreement, the closing of the transaction is also conditioned upon Hangson’s completion of its financial statements and other information required under Item 2.01(f) of Form 8-K.  Since the Closing is contingent upon the satisfaction of these and other conditions, the Closing of the Share Exchange has not yet occurred and there has not yet been a change in our control.  Moreover, if the conditions to be satisfied are not fully met in a timely fashion, the transactions described in this Schedule may not occur and there will not be a change in our control and Hangson’s officers and directors will not become our officers and directors.

The Share Exchange Agreement was filed as Exhibit 10.1 to our Current Report on Form 8-K that was filed with the Securities and Exchange Commission on October 18, 2006, and is incorporated herein by reference.  The foregoing description of the Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entireties by reference to such document.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of Endo Networks common stock beneficially owned as of October 18, 2006 by (i) those persons or groups known to beneficially own more than 5% of our common stock, (ii) those persons or groups expected to beneficially own more than 5% of our common stock immediately after the Share Exchange closes, (iii) each current director and each person that will become a director following the close of the Share Exchange, (iv) all current directors and executive officers, as a group and (v) all persons that will become directors and executive officers after the Share Exchange closes, as a group.  The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act.  Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right.  Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.  The business address of the current director, Peter B. Day is 2624 Dunwin Drive, Unit #3, Mississauga, Ontario, Canada L5l 3T5. Except as otherwise provided, the address of the persons that will become directors after the 10-day Period is Room 2205, Suite A, Zhengxin Bldg., No.5, Gaoxin 1st Road, Gao Xin District, Xi’an, Shaanxi Province, People’s Republic of China.

	Before the Share Exchange(1)		After the Share Exchange(2)
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class	Number of Shares Beneficially Owned	Percent of Class
Peter B. Day	915,500	33.76%	200,000	*
Dean T. Heibert	486,500	17.94%	200,000	*
Charles Smith (3)	302,350	11.15%	200,000	*

Lynn Management, LLC	200,000	7.38%	200,000	*
Baowen Ren	0	--	9,597,233	34.00%
Wenjie Zhang	0	--	1,269,234	4.50%
Caixia Peng	0	--	0	--
Peng Zhou	0	--	0	--
Viking Partners, Inc.	0	--	2,006,920	7.11%

All executive officers and directors as a group (1 person prior to the Share Exchange)	915,500	33.76%	--	--
All executive officers and directors as a group (4 people after the Share Exchange closes)	--	--	10,866,467	38.50%

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* represents less than 1%.

(1)

Based on 2,711,473

shares outstanding.

(2)

Based on 28,226,723 shares outstanding.

(3)

Beneficially owned by Lynn Management, LLC.

(4)

Viking Partners, Inc.’s address is Rue De Pequim S/N 7 Andar M, Macau Finance Center, Macau.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Effective upon the expiration of the 10-day Period, our board of directors will be reconstituted and fixed at four (4) directors.  On that date, Peter B. Day, our President, CEO and sole director will resign and Baowen Ren, Wenjie Zhang, and Peng Zhou will be appointed as our directors.  Further, Baowen Ren and Caixia Peng, respectively, will be appointed as our CEO and CFO.  The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction contemplated by the Agreement.  If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, our directors will vote for any substitute nominee or nominees who may be designated by Hangson prior to the date the new directors take office.

Each member of our board of directors shall serve until his successor is elected and qualified.

Current Executive Officers and Directors

Name	Age	Positions
Peter B. Day	35	CEO, President, and Director

Peter B. Day  Mr. Day attended the University of Toronto from 1989 to 1992 studying English, History and Psychology and attended Humber College in 2000 studying Telecommunications. Mr. Day's relevant work experience follows: General Manager and Partner in Down Home Satellite Programming, Inc. from 1996 to 1998; Marketing Director and General Manager for Galaxy Satellite Programming, Inc. from 1998 to 2000; Vice President Streamline Media, Inc., a computer software and web design company from 2000 to 2002; Vice President and General Manager for Endo Networks, Inc. from 2000 to 2002, President for Endo Networks, Inc. 2002 to present.

Officers, Directors and Key Employees Following the Share Exchange

Name	Age	Positions
Baowen Ren	36	CEO, President and Chairman of the Board
Wenjie Zhang	33	Director
Peng Zhou	37	Director
Caixia Peng	27	Chief Financial Officer and Treasurer

Baowen Ren, 36, is the Director of Hangson Limited and has been Chairman of the Board of Shaanxi Suo’ang Biological Science & Technology, Co., Ltd. (“Shaanxi Suo’ang”), Hangson’s Chinese operational variable interest business entity, since January 2003.  Mr. Ren is a senior economic engineer who graduated from the Business Management Department of Hanzhong Normal University in 1992.  He had been the president of Shaanxi Lanchao Group Clothe Group Co. Ltd. from January 2001 to December 2002 and had been conferred honorable titles of “Pacemaker in the New Long March”, “Shaanxi Outstanding Young Entrepreneur”, “Shaanxi Top 100 Entrepreneur”, and “National Model Township Entrepreneur of Ministry of Agriculture”.  Under his leadership, Shaanxi Suo’ang has convened a batch of excellent management personnel for products technology development, market strategy and sales, and capital operations for the expansion and development of Shaanxi Suo’ang’s business.

Peng Zhou, 37, is the General Manager of Shaanxi Suo’ang, Hangson’s Chinese operational variable interest business entity.  Mr. Zhou is an accountant who graduated from the Statistics Department of Shaanxi Institute of Finance in 1992.  Mr. Zhou started at Shaanxi Suo’ang as a Project Manager in May 2002 and was promoted to his current position as General Manager in May 2005.  Mr. Zhou has also been engaged in industries such as finance, media, foreign trade, real estate and had held the posts of manager of credit department, editor, financial supervisor, and deputy manager.  From June 1997 until March 2002, Mr. Zhou was the Vice President of Hanzhong Ruisen Real Estate Company.  Mr. Zhou was also in charge of compiling and reporting work for a number of projects such as Industrial Park Project of 3,000-thousand Sets of Clothes, New Construction Material Project-Shale Brick Manufacturing Demonstration Base with Annual Output of 6000-Thousand Pieces, and Erlang Dam Downstream Hydropower Station Cascade Development Project.

Wenjie Zhang, 33, has been the General Manager of Hanzhong Minsheng Guomao Department Store since January 2004.  Mr. Zhang graduated with a degree in administration from the Xi’an Science Institution in 1995.  From January 2001 until December 2003, Mr. Zhang was the Sales Manager at Shaanxi Jingyi Wood Group Company.

            Caixia Peng, 27, is the Finance Director of Shaanxi Suo’ang, Hangson’s Chinese operational variable interest business entity.  Ms. Peng started as Shaanxi Suo’ang’s Finance Manager in April 2005 and has been Shaanxi Suo’ang’s Finance Director since February 2006.  Ms. Peng is an accountant who graduated from the Xi’an Finance & Economy Institution in 1992.  From July 2003 until March 2005, Ms. Peng was the Finance Manager at Yangling Bodisen Co., Ltd.  Prior to that, from July 2001 until June 2003, Ms. Peng was the Finance Director at Yangling Tianwei Pharmaceutical Co., Ltd.

Board of Directors’ Meetings and Shareholder Meetings

During the fiscal year ending December 31, 2005, our board of directors held two meetings and took action by written consent one time.  All directors attended at least 75% of our board meetings during fiscal 2005.  Our annual shareholder meeting was held on September 5, 2006 and our sole director attended.

Audit, Nominating and Compensation Committees

Due to our lack of operations and size, we have not designated an Audit Committee. Furthermore, we are currently quoted on the OTC Bulletin Board, which is sponsored by the NASD, under the symbol “ EDNW ” and the OTCBB does not have any listing requirements mandating the establishment of any particular committees.  Our board of directors acts as our Audit Committee and performs equivalent functions, such as: recommending a firm of independent certified public accountants to audit the annual financial statements; reviewing the independent auditors independence, the financial statements and their audit report; and reviewing management's administration of the system of internal accounting controls.  For these same reasons, we did not have any other committees during fiscal 2005.

Our Board believes that, considering our size and the members of our Board, decisions relating to director nominations can be made on a case-by-case basis by all members of the board without the formality of a nominating committee or a nominating committee charter.  To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right in the future to retain a third party search firm, if necessary.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis.  The Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates.  Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

We have not received any recommendations for a director nominee from any shareholder.

Process for Stockholders to Send Communications to the Board of Directors

Endo stockholders who want to communicate with our Board or any individual director can write to:

Endo Network, Inc.

2624 Dunwin Drive, Unit #3

Mississauga, Ontario, Canada L5l 3T5

Attn: Board Administration

Your letter should indicate that you are an Endo stockholder.  Depending on the subject matter, management will:

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Forward the communication to the Director or Directors to whom it is addressed;

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Attempt to handle the inquiry directly, for example where it is a request for information about Endo or it is a stock-related matter; or

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Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of any class of our securities registered under Section 12(g) of the Exchange Act to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based on our review of copies of such reports, we believe that there was compliance with all filing requirements of Section 16(a) applicable to our officers, directors and 10% stockholders during fiscal 2005.

Executive and Director Compensation

We pay or accrue our President’s salary, which is $103,200 annually.  We have not paid or accrued any other salary for our officers or directors.  We do not have a retirement or stock option or bonus plan for our officers.

Certain Relationships and Related Transactions

On September 30, 2006, Peter Day, our CEO, President and sole director, purchased all of our assets and shares in Endo Networks, Inc., a corporation incorporated under the laws of

Canada from us pursuant to that certain Asset and Share Purchase Agreement dated as of June 26, 2006. As consideration for all of the assets, which currently total $553,015, and all of the shares of Endo Canada, Mr. Day will assume all of our liabilities, which currently total $919,389 (such number includes our assets of $553,015 and our excess liabilities of $366,374), except for certain excluded liabilities.

By Order of the Board of Directors

/s/ Peter Day

Peter B. Day,

President, CEO and Director

Dated: October 18, 2006